UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 333-109315
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SALLIE MAE 401(k) RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
SLM CORPORATION
12061 Bluemont Way
Reston, Virginia 20190

Sallie Mae 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2009	3

Notes to Financial Statements	4

Signatures	11

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	12
EX-23.1

2

Reznick Group, P.C. 8045 Leesburg Pike Suite 300 Vienna, VA 22182-2796 Tel: (703) 744-6700
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator
Sallie Mae 401(k) Retirement Savings Plan
     We have audited the accompanying statements of net assets available for benefits of the Sallie Mae 401(k) Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
/s/ Reznick Group, P.C.
Vienna, Virginia
June 24, 2010
www.reznickgroup.com

Sallie Mae 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	2009	2008
Assets
Interest in Sallie Mae 401(k) Savings Plan Master Trust	$—	$36,246,375
Participant loans	—	2,278,081
Employer contributions receivable	—	137,873

Net assets available for benefits	$—	$38,662,329

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Plan’s share of Master Trust investment gain	$10,444,428
Interest	142,540

10,586,968

Contributions
Employer	5,838,289
Participant	7,989,735
Rollover	1,127,077

14,955,101

Total additions	25,542,069

Deductions from net assets attributed to :
Benefits paid to participants	6,942,212
Administrative expenses	30,084
Plan transfer	57,232,102

Total deductions	64,204,398

Net decrease	(38,662,329)

Net assets available for benefits
Beginning of year	38,662,329

End of year	$—

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
1.	Plan Description

General

The Sallie Mae 401(k) Retirement Savings Plan (the “Plan”) was first adopted on July 1, 1984 for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Effective August 1, 2007, the Plan covered substantially all employees of SLM Corporation’s Asset Performance Group who had completed one month of service. The Plan also covered substantially all new hires between August 1, 2007 and December 31, 2009 of SLM Corporation and its subsidiaries (the “Employer”).

Fidelity Management Trust Company (“Fidelity”) was the Plan Trustee. An affiliate, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) served as recordkeeper.

On December 31, 2009, the assets of the Sallie Mae 401(k) Retirement Savings Plan merged into the Sallie Mae 401(k) Savings Plan. Eligible employees began participation in the Sallie Mae 401(k) Savings Plan on January 1, 2010.

Contributions and Vesting

Participants were eligible to contribute from 1 to 75 percent of their compensation, in increments of whole percentages, to the Plan under salary reduction agreements up to the Internal Revenue Service maximum of $16,500 in 2009. The Plan allowed Participants who had attained age 50 to make additional contributions up to the IRS maximum of $5,500 for 2009. Participants could also contribute amounts rolled over from qualified employer plans in which they had previously participated.

Effective October 1, 2008 the Employer provided a one percent contribution to all eligible employees after one month of service which vested after one year of service. The Employer matched up to 100 percent on the first 3 percent of contributions and up to 50 percent on the next 2 percent of contributions after one year of service except that during the period August 1, 2007 through September 30, 2008 the match formula was up to 100 percent on the first five percent of contributions after one year of service. The Plan was a “Safe Harbor 401(k) Plan” under Internal Revenue Code Sections 401(k)(12) and 401(m)(11). “Safe Harbor” Employer Matching Contributions were 100% vested when made.

During 2009, Employer contributions were reduced by $48,499 from forfeited nonvested accounts. Unused forfeitures at December 31, 2009 and 2008 totaled $0 and $20,649, respectively. Unused forfeitures of $9,906 were transferred to the Sallie Mae 401(k) Savings Plan as a result of the Plan merger. Forfeitures were used to offset Employer contributions.

The Plan also allowed for a profit sharing contribution, whereby the Employer will determine the amount of net profits, if any, to contribute to the Plan. There were no profit sharing contributions made during 2009.

Participant loans

Participants were able to borrow from their fund accounts starting at a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever was less. Participants could have two general loans outstanding at any time. The term of a general loan was a maximum of five years.

Sallie Mae 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
A loan used for the Participant’s principal residence must be repaid over twenty years; however, prior to April 1, 2005, the term could be a maximum of thirty years. The loans were secured by the balance in the Participant’s account with interest at the prime rate at the time of loan origination. Principal and interest was paid through bi-weekly payroll deduction. In addition, Participants could repay all or a portion (in $500 increments) of such loans at any time. Participant loan balances of $2,628,765 were merged into the Sallie Mae 401(k) Savings Plan.

Investment elections

Contributions were invested, based on Participants’ instructions, in any of the various investment options selected by the Retirement Committee of SLM Corporation. Through the Sallie Mae 401(k) Savings Plan Master Trust, the Plan offered various mutual funds, an employer stock fund, a money market fund and a self-directed brokerage option. Under the self-directed brokerage option, Participants could direct investments in any security or other investments offered by Fidelity, regardless of whether they were included as investment options offered by the Plan. In order to participate in the self-directed brokerage option, Participants had to have a minimum Plan balance of $10,000 with at least $500 remaining in the other available funds.

Participant accounts

Each Participant’s account was credited with the Participant’s and Employer’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) were allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant was entitled was the benefit that could be provided from the Participant’s vested account.

Payment of benefits

Participants could withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59 1/2, and certain other times as specified in the Plan Document. Distributions were made in a lump sum in cash, in common stock of SLM Corporation, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the Participant.

Administrative expenses

Participants paid fees for loans and withdrawals, and terminated Participants paid annual maintenance fees. Additionally, Participants paid for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants traded in and out of the fund within 90 days. The Participant costs were charged directly to the Participant’s account and were reflected in the statement of changes in net assets available for benefits. The Employer bore the remaining cost of Plan administration.

Plan administration

Members of the Retirement Committee and Trustees of the Plan were appointed by the Board of Directors of SLM Corporation. The Plan paid no compensation for their services.

2.	Summary of Significant Accounting Policies

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP).

Sallie Mae 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been replaced with plain English explanations of the Employer’s accounting policies. The adoption of the Codification did not have a material impact on the Employer’s financial position or results of operations.
Fair Value Measurements
In accordance with GAAP, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in level 1 are highly liquid instruments with quoted prices;
Level 2 – Inputs from active markets, other than quoted prices for identical instruments, are used to model fair value. Significant inputs are directly observable from active markets for substantially the full term of the asset or liability being valued; and
Level 3 – Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.
The related disclosures are in note 4.
Basis of accounting
The Plan maintained its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment valuation and income recognition
Investments held by the Sallie Mae 401(k) Savings Plan Master Trust (the “Master Trust”) consisted of various mutual funds, a unitized employer stock fund, a money market fund and a self-directed brokerage option. Money market funds were carried at cost, which approximates fair value. Common stock, securities and brokerage account investments traded on national securities exchanges were carried at market value based on the closing price on the last business day of the year. The fair value of mutual funds was determined based on the net asset value for shares held by the Master Trust at year-end. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date were valued at the average of the last reported bid and asked prices. Loans to Participants were valued at cost, which approximates fair value.
The Master Trust information in note 4 presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Dividend income was recorded on the ex-dividend date. Interest earned on investments was recorded on the accrual basis. Purchases and sales of securities were recorded on the trade date.
Contributions
Contributions made by employees electing to participate in the Plan under salary reduction agreements and Employer contributions were recorded when payable into the Plan.

Sallie Mae 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates included those regarding fair value. Actual results could differ from those estimates.

Benefit payments

Benefits were recorded when paid.

Reclassifications

Certain items from the prior year financial statements have been reclassified to conform to the current year presentation.

Subsequent events

Subsequent events have been evaluated through the filing date of these financial statements.

3.	Investments

The individual investments representing five percent or more of the fair value of net assets available for benefits is the interest in the Master Trust which was $0 and $36,246,375 at December 31, 2009 and December 31, 2008, respectively. Effective January 1, 2010, the Master Trust was terminated.

4.	Interest in Master Trust

At December 31, 2009 and 2008, the Plan’s investment assets were held in a trust account with Fidelity and consist of a specific interest in the Master Trust. The Master Trust includes the defined contribution retirement plan investment assets of the Sallie Mae 401(k) Savings Plan and, until the asset transfer on December 31, 2009, also the Sallie Mae 401(k) Retirement Savings Plan.

Sallie Mae 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
     The Master Trust is composed of the following investments, at fair value at December 31, 2009:

		Based on
		Quoted prices
	Fair Value at	in active	Other	Unobservable
	December 31,	markets	observable	inputs
	2009	(Level 1)	inputs (Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds
Large Cap	$102,099,145	$102,099,145
Blended	71,505,462	71,505,462
Short Term Investments	56,783,088	56,783,088
Mid Cap	36,276,559	36,276,559
Bond Income	34,842,804	34,842,804
International	28,997,961	28,997,961
Other	4,641,931	4,641,931
Sallie Mae Stock Fund	13,368,147	13,368,147	—	—
Common Stock/ Preferred Stock - self-directed brokerage	3,032,873	3,032,873	—	—

Total Master Trust Assets	$351,547,970	$351,547,970	$—	$—

The Master Trust is composed of the following investments, at fair value at December 31, 2008:

		Based on
			Other
	Fair Value at	Quoted prices in	observable	Unobservable
	December 31,	active markets	inputs	inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds	$213,005,119	$213,005,119	$—
Sallie Mae Stock Fund	9,567,357	9,567,357	—	—
Money Market Funds	58,970,578	58,970,578	—	—
Common Stock/ Preferred Stock	1,584,049	1,584,049	—	—

Total Master Trust Assets	$283,127,103	$283,127,103	$—	$—

Sallie Mae 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
The net investment gain of the Master Trust for the year ended December 31, 2009 is summarized as follows:

Dividends	$5,487,789
Interest	673,389
Net appreciation in fair value of investments related to:
Mutual Funds	56,365,118
Sallie Mae Stock Fund	3,287,807
Common Stock/Preferred Stock	825,363

$66,639,466

The Plan’s specific interest in the net assets of the Master Trust was 0% at December 31, 2009 and approximately 13% at December 31, 2008. Investment income or losses relating to the Master Trust are allocated to the individual plans based upon the specific transactions occurring in the individual plans.

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for administrative services were $30,084 for the year ended December 31, 2009.

Additionally, within the Master Trust, the Plan had investments in the Sallie Mae Stock Fund which were comprised principally of SLM Corporation common stock. At December 31, 2009 and 2008, the Plan held 0 and 107,547 units in the Master Trust, respectively, valued at $0 and $731,585, respectively. During 2009, 193,805 units in the amount of $1,229,651 were purchased and 301,352 units in the amount of $2,236,862 were sold related to the Sallie Mae Stock Fund. The units sold include 156,452 units in the amount of $1,362,696 which were transferred to the Sallie Mae 401(k) Savings Plan on December 31, 2009. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor.

6.	Income Tax Status

The Company adopted the McDermott Will & Emery Prototype Non-standardized Safe Harbor Profit Sharing Plan with CODA (“Prototype Plan”), which obtained a favorable determination letter from the Internal Revenue Service on September 24, 2001. SLM Corporation, as the Plan Sponsor, had not applied for a stand-alone plan determination letter. Although the Plan had been amended since adopting the Prototype Plan, the Plan administrator believes that the Plan and related trust were operating in accordance with the Internal Revenue Code (“IRC”) and were qualified under Section 401(a) of the IRC and the Plan was therefore not subject to tax under present income tax law.

7.	Litigation

On May 8, 2008, a class action complaint for alleged violations of the Employee Retirement Income Security Act (“ERISA”) was filed in the United States District Court for the Southern District of New York, naming the Company, certain officers, the Company’s Retirement Committee, and others.

Sallie Mae 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
The action, entitled Slaymon v. SLM Corporation et al. was brought on behalf of a purported class of participants in and beneficiaries of the Sallie Mae 401(k) Savings Plan for whose individual accounts that plan held an interest in the common stock of the Company from January 18, 2007 and running “through the present.” The complaint asserts breaches of fiduciary duties and prohibited transactions in violation of ERISA arising out of, inter alia, alleged false and misleading public statements regarding the Company’s business made during the class period and investments in SLM stock by the Sallie Mae 401(k) Plan and Sallie Mae 401(k) Plan participants.
On May 16, 2008, a class action complaint for alleged violations of ERISA was filed in the United States District Court for the Southern District of New York, naming the Company, certain officers, the Company’s Board of Directors, Committee Members of the Company’s 401(k) plans and others. That action, entitled Boston v. SLM Corp., et al., was brought on behalf of a purported class of participants in and beneficiaries of the Sallie Mae 401(k) Savings Plan and the Sallie Mae 401(k) Retirement Savings Plan, formerly known as the Sallie Mae DMO 401(k) Savings Plan, for whose individual accounts that plan held an interest in the common stock of the Company from January 18, 2007 and running “through the present.”  The complaint makes allegations similar to those made in Slaymon v. SLM Corporation et al. After learning that the named plaintiff was never a participant in the 401(k) plan, counsel voluntarily dismissed the Boston case on June 24, 2008.
Two additional copycat cases were filed as recently as September 11, 2008 and assigned to the same federal judge as Slaymon.  The court has since consolidated the three remaining 401(k) tag along stock drop cases with the case caption In Re SLM Corporation ERISA Litigation. The Consolidated Amended Complaint was filed on December 15, 2008.
Plaintiffs filed the Second Consolidated Amended Complaint on September 10, 2009. Defendants filed its Motion to Dismiss (on behalf of all defendants) on November 10, 2009.  Plaintiff’s filed their opposition on December 23, 2009 and Defendants filed its reply on January 7, 2010.  On January 29, 2010, Plaintiffs filed a supplemental brief identifying that the U.S. Department of Labor had filed an amicus brief in favor of the Citigroup plaintiffs in another case now up on appeal before the 2nd Circuit. Defendants filed a reply supplemental brief on March 1, 2010. The hearing on the Motion to Dismiss was held on March 4, 2010. Both parties have filed supplemental authority briefs since the hearing and the court has not yet issued an opinion on the Motion to Dismiss.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sallie Mae 401(k) Retirement Savings Plan (full title of the Plan)
June 28, 2010	By:	/s/ Jack Remondi
Jack Remondi
Vice Chairman and Chief Financial Officer, SLM Corporation